Rivus Bond Fund
Form N-SAR
Item 77Q-2

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Item 405 of Regulation S-K, based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the registrant under 17 CFR 240.16a-3(e) during its most recent fiscal year and Forms 5 and amendments thereto furnished to the registrant with respect to its most recent fiscal year, and any written representation referred to in paragraph (b)(1) of Item 405, there was no person who was subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the Fund because of the requirements of Section 30 of the Investment Company
Act of 1940 that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.